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                              Filing Company:    Cardiac Science, Inc.

                              Subject Companies:    Survivalink Corporation
                                  (File No. for Related Registration Statement
                                  333-64386), and Artema Medical AB (File No.
                                  for Related Registration Statement 333-60308)

                              This communication is filed pursuant to Rule 425 under the Securities Act of 1933, and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

CARDIAC SCIENCE HAS FILED AN S-4 REGISTRATION STATEMENT AND A PROXY STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE SURVIVALINK ACQUISITION. CARDIAC SCIENCE HAS FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE ARTEMA ACQUISITION. CARDIAC SCIENCE URGES YOU TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov (http://www.sec.gov) and upon oral or
                        --------------------------------
written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). Cardiac Science, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cardiac Science's stockholders in connection with the annual meeting of stockholders scheduled for September 21, 2001. Information concerning Cardiac Science's participants in the solicitation is set forth in its Definitive Proxy Statement on Schedule 14A filed with the SEC on August 27, 2001.

By Pat Maio
of DOW JONES NEWSWIRES

   LOS ANGELES (Dow Jones)--Cardiac Science Inc. (DFIB) has cleared a number of regulatory and financial hurdles to proceed with two previously announced acquisitions totalling $81 million, the company's top executive said in an interview with Dow Jones Newswires on Tuesday.

   Investors had worried that the acquisitions of privately held Survivalink Corp., Minneapolis, and Sweden-based Artema Medical AB (S.ARM) wouldn't happen because of Cardiac Science's financial difficulties.

   In the company's latest quarterly filing, Cardiac Science reported $4.1 million in cash and equivalents as of June 30, and noted it could run out of money by September.

   Speculation over the company's future may now be over.

   This is because the U.S. Securities and Exchange Commission on Monday gave its blessing to Cardiac Science to set its annual meeting on Sept. 21 in Irvine, Calif., and mail out proxy statements to shareholders who will vote on the $72 million acquisition of Survivalink, and other corporate matters, said Raymond Cohen, president and chief executive officer of Cardiac Science.

   Also, the Irvine, Calif., company has lined up much needed financing commitments in a private placement to a limited number of institutional buyers and investors to help complete the Survivalink acquisition, and provide additional cash to keep the company humming along, Cohen said.

   Cardiac Science is expected to announce Wednesday that it is offering 4.4 million shares of its common stock for all the outstanding shares of Artema, making the stock swap deal worth just over $9 million.

   The Artema deal has lost more than half of its value since it was first announced on Jan. 10.

   The so-called "acceptance period" for Artema shareholders to vote on the deal ends on Sept. 28, Cohen said.

   Cardiac Science hopes to complete the acquisition of Survivalink and Artema by the end of September, taking the company from just under $5 million in annual revenue to more than $50 million, Cohen said. He declined to say when the combined companies might become profitable. The three companies combined will be able to boost their presence in a fast growing external cardiac defibrillation device market.

   The market for the U.S., Europe and Japan is estimated to grow to $650.3 million in revenue by 2006 from its $116.2 million level in 1999, according to a report prepared last year by Frost & Sullivan, a marketing consulting firm based in San Antonio, Texas.

   According to this same report, Survivalink held about a fifth of the market in 1999, with the Heartstream unit of Dutch-based Royal Philips Electronics NV
(PHG) and Medtronic Inc.'s Physio-Control holding the rest.

   Wedding the technology of Cardiac Science with the small portable defibrillation devices of Survivalink and the distribution channels of Artema in Europe and the Middle East were it already has patient monitor devices installed will help Cardiac Science grab more share, Cohen said.

   "Our secret sauce will make us more competitive," he added.

   "For us, this is a story about the little company that could. We are taking a

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bold initiative to acquire these other companies and turn ourselves into a substantial player in the marketplace," Cohen said.

   Cardiac Science's single product is Powerheart, which monitors the heart rhythm of high-risk patients and, if necessary, administers a shock within seconds of a cardiac arrest.

   These automatic defibrillators are used by police, fire departments, hospitals and are installed in a sundry of government-owned buildings where employees are trained to shock people as a way to improve survival rates of heart attack victims.

   After the acquisitions are completed, Cardiac Science will cut the overall combined work force of the three companies to about 200 from more than 300 currently.

   Manufacturing will be moved from Cardiac Science's Irvine site to Survivalink's facilities in Minneapolis, Cohen said. Administration, product development, and sales and marketing will be done out of Irvine, with a sales and service center established in Copenhagen, where Artema is based.

   At the annual meeting, the company is asking shareholders to allow it to increase the number of shares authorized to 100 million shares, up from 40 million. The company currently has more than 24.9 million outstanding shares of common stock issued.

  Several changes were made in the terms of the original agreement to buy Survivalink, which had been announced Feb. 14.

  Originally, Cardiac Science agreed to pay $35.5 million in cash and $35.5 million in restricted common stock to Survivalink shareholders for a total purchase price of $71 million.

  Under the amended agreement outlined by Cohen on Tuesday, Cardiac Science will pay $10.5 million in cash to Survivalink holders. Also, Cardiac Science has agreed to pay $25.8 million on a note payable to Survivalink holders in two years, stretching out by more than 15 months the date on which Cardiac Science was originally scheduled to pay the note, Cohen explained.

  In addition, the parties have agreed that Survivalink shareholders will receive 18.15 million shares of Cardiac Science common stock at the close of the transaction.

 -By Pat Maio, Dow Jones Newswires; 323-650-3776; patrick.maio@dowjones.com

  (end) DOW JONES NEWS 08-28-01
  08:04 PM